Exhibit 99.1

Cardiome Highlights Partner SteadyMed's Agreement With FDA On Pathway To Trevyent NDA Resubmission

NDA Expected to be Filed and Accepted by the End of 2018

NASDAQ:CRME TSX:COM

VANCOUVER, Dec. 11, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today highlighted that its partner SteadyMed Therapeutics (NASDAQ:STDY) has reached agreement with the U.S. Food and Drug Administration (FDA) on the work necessary to resubmit the New Drug Application (NDA) for Trevyent® for the treatment of pulmonary arterial hypertension (PAH).

Based on written feedback received from the FDA, SteadyMed indicated that is not required to conduct any clinical trials to prove the safety or efficacy of Trevyent and that the FDA has agreed that certain in vitro design verification (DV) tests on the final to-be-marketed Trevyent product, supported by pharmacokinetic modelling and process validation, should be adequate for the resubmission and acceptance of the 505(b)(2) NDA. SteadyMed has stated their expectation that the results of this in vitro DV testing will be available around mid-2018 and that they expect to both NDA submission and acceptance to occur before the end of 2018. Cardiome plans to submit regulatory filings for Trevyent in Europe and Canada shortly following SteadyMed's NDA resubmission to the FDA.

William Hunter, MD, CEO and President of Cardiome stated, "Gaining clarity on the Trevyent NDA pathway and timing is an important, positive development for both SteadyMed and Cardiome. We believe Trevyent represents a better way to deliver treprostinil to patients around the world who are suffering from PAH and we will continue to work diligently to prepare our planned regulatory filings for Europe and Canada, which we expect to submit shortly following SteadyMed's NDA filing to the U.S. FDA."

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension (PAH) is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart.  There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $602 million in 2016.

About Trevyent®

Designed to address the limitations of existing pulmonary arterial hypertension (PAH) therapies, SteadyMed's Trevyent is an investigational drug product which combines a preservative-free, parenteral formulation of treprostinil, a vasodilatory prostacyclin analogue, with SteadyMed's proprietary PatchPump®. Trevyent is a sterile, pre-filled, pre-programmed, single use disposable infusion system that is in development for the initial indication of continuous subcutaneous infusion of treprostinil for the treatment PAH. Cardiome licensed the commercial rights to Trevyent for the international markets of Europe, Canada and the Middle East and plans to file regulatory submissions for Trevyent in Europe and Canada following SteadyMed's filing of a New Drug Application in the U.S. in 2018.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; and the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed November 14, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2017/11/c2201.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll/Sean Augustine-Obi, 212.600.1902, michelle@argotpartners.com, sean@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 08:00e 11-DEC-17